Exhibit 99.1

voxeljet AG Receives a Notice of Noncompliance from the New York Stock Exchange

Friedberg, Germany, April 27, 2020 — voxeljet AG (NYSE: VJET) (the “Company”, or “voxeljet”), a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers, today announced that the Company received a notice (the “Notice”) from the New York Stock Exchange (the “NYSE”) on April 20, 2020 stating that the Company is not in compliance with Section 802.01C of the NYSE’s Listed Company Manual due to the fact that the average closing price of the Company’s American Depositary Shares (“ADSs”) had fallen below $1.00 per share over a period of 30 consecutive trading days. As set forth in the Notice, as of April 17, 2020, the Company had a 30 trading-day average closing share price of $0.96.

The Company intends to work diligently in an effort to remedy the deficiency in a timely manner and, in accordance with NYSE listing requirements, notified the NYSE within 10 business days of receipt of the Notice on April 22, 2020, of its intent to cure the deficiency within six months following receipt of the Notice. The Company can regain compliance with Section 802.01C at any time during the cure period if on the last trading day of any calendar month during the cure period, the Company has a closing share price of at least $1.00 and an average closing share price of at least $1.00 over the 30 trading-day period ending on the last trading day of that month. In the event that at the expiration of the cure period, both a $1.00 closing share price on the last trading day of the cure period and a $1.00 average closing share price over the 30 trading-day period ending on the last trading day of the cure period are not attained, the NYSE will commence suspension and delisting procedures.

As previously disclosed in the filings with the SEC, the Company received a written notice from the NYSE that the Company is not in compliance with Section 802.01B of the NYSE’s Listed Company Manual due to the fact that the Company’s average global market capitalization over a consecutive 30 trading-day period was less than $50 million and, at the same time, its shareholders’ equity was less than $50 million. In connection with the August 2019 notice, on January 24, 2020, the NYSE accepted the Company's 18-month plan with respect to the deficiency under Section 802.01B. The Company currently remains out of compliance with the continued listing standard set forth in Section 802.01B.

The Company originally had until October 20, 2020 and February 23, 2021 to regain compliance with the $1.00 minimum share price standard and the $50 million market capitalization standard, respectively. However, on April 21, 2020, the NYSE announced that, in response to the COVID-19 pandemic and related extraordinary market conditions, it is providing temporary relief from the $1.00 minimum share price standard and the $50 million market capitalization standard through June 30, 2020. As a result, the Company has until December 29, 2020 and May 4, 2021 to regain compliance with the $1.00 minimum share price standard and the $50 million market capitalization standard, respectively.

The Notice has no immediate impact on the listing of the Company’s ADSs, which will continue to be listed and traded on the NYSE during the cure period under the trading symbol “VJET,” subject to continued compliance with the other listing requirements of the NYSE. However, the trading symbol will have an added designation of “.BC” to indicate that the status of the ADSs is “below compliance” with the NYSE continued listing standards. The “.BC” indicator will be removed at such time as the Company regains compliance.

The Notice does not affect the Company’s business operations or its reporting obligations with the Securities and Exchange Commission, and it does not conflict with or cause an event of default under any of the Company’s material debt or other agreements.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements concerning our business, operations and financial performance. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as ‘‘believes,’’ ‘‘estimates,’’ ‘‘anticipates,’’ ‘‘expects,’’ ‘‘plans,’’ ‘‘intends,’’ ‘‘may,’’ ‘‘could,’’ ‘‘might,’’ ‘‘will,’’ ‘‘should,’’ ‘‘aims,’’ or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our results of operations, financial condition, business outlook, the potential application of new technology and new materials and their impact on future business, the industry in which we operate and the trends that may affect the industry or us. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that forward-looking statements are not guarantees of future performance. All of our forward-looking statements are subject to known and unknown risks, uncertainties and other factors that are in some cases beyond our control and that may cause our actual results to differ materially from our expectations, including those risks identified under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F and in other reports the Company files with the U.S. Securities and Exchange Commission. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

CONTACT:

Investors and Media

Johannes Pesch

Director Investor Relations and Business Development

johannes.pesch@voxeljet.de

Office: +49 821 7483172